EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE June 16, 2014
ITEM 3.	NEWS RELEASE Issued December 17, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced today that it had entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of its KSM Project, establishing a long-term co-operative relationship between the parties under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice. The Agreement will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 17th day of June of 2014

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 17, 2014

Seabridge Gold and Nisga’a Nation Enter Into Benefits Agreement
Regarding KSM Project

Toronto…Seabridge Gold reported today that it has entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of Seabridge Gold’s KSM Project, located in northwest British Columbia. The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the Project, participate in economic benefits from the Project and provide ongoing advice.

The Agreement includes commitments by Seabridge regarding jobs and contracting opportunities at the KSM Project, education and training, financial payments and a framework for working together on ongoing development matters. This comprehensive agreement also addresses concerns expressed by the Nisga’a Nation around the potential environmental and social impacts of the KSM Project.

Seabridge Chairman and CEO Rudi Fronk comments that:

“This formal expression of support from the Nisga’a Nation is a major step forward for KSM. As the only Treaty nation involved in the KSM environmental assessment process, the Nisga’a’s views carry considerable weight. This Agreement validates Seabridge’s open, transparent and flexible approach to working with the Nisga’a Nation and First Nations generally on development of the KSM Project, and the KSM Project is better for it. We are proud that a strong, trusting and mutually respectful relationship with the Nisga’a Nation has grown out of our work with them over the last six years. Their support of the Project reflects their detailed, independent assessment that the Project can be built and operated in an environmentally responsible way.”

Mitchell Stevens, President of Nisga’a Nation, comments that:

"We appreciate Seabridge's open and direct approach to working with the Nisga'a Nation.  They began consulting with us very early on in the development of the KSM Project design. They listened to our concerns and took them seriously. They have been very responsive to our concerns around the environmental and social impacts of the project on Nisga'a Treaty interests.  As well, Seabridge has demonstrated a real willingness to assist the Nisga'a Nation in creating genuine economic opportunities and building the capacity of Nisga'a citizens.”

Highlights of the Agreement include:

•	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the Project.

•
Financial payments upon the achievement of certain Project milestones and annual production payments based on a percentage of net profits, with the net profits payable normalizing after the Project has recovered its capital costs, as determined under the terms of the Agreement.

•	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

•	Mutual co-operation on completing the operational permitting process for the Project.

•	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to contracting opportunities.

•	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the Project.

The Agreement will remain in effect throughout the life of the KSM Project and will apply to future partners in the Project.

“We respect the emphasis by Nisga’a Nation leadership on protecting the environmental, social and cultural heritage of all Nisga’a citizens while ensuring that they also enjoy business and employment opportunities. This Agreement creates a genuine partnership between Seabridge and the Nisga’a Nation that will last for decades and we look forward to working with them to advance our mutual objectives.” said Mr. Fronk.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD OF SEABRIDGE GOLD
"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
info@seabridgegold.net

ON BEHALF OF THE NISGA’A NATION
“Mitchell Stevens”
President, Nisga’a Lisims Government

For further information please contact:
Department of Communications and Intergovernmental Relations, (250) 633-3069
www.nisgaanation.ca